February 10, 2017

Ms. Jennifer Thompson

Accounting Branch Chief, Office of Consumer Products

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Albany International Corp. Form 10-K for the Year Ended December 31, 2015, filed February 26, 2016 File No. 1-10026

Dear Ms. Thompson:

We are pleased to respond to your letter dated January 30, 2017. For ease of review, we have set forth below the numbered comments from your letter and our responses thereto.

With respect to the responses that involve a proposed revision to the manner in which the related items were addressed in the filings in which they appeared, we have included in our response an illustration of how the revised disclosure would have appeared in the relevant filing. New additions to the text are underlined. Each illustration would also apply to any future filings in which the disclosure item is repeated.

1.	Accounting Policies Inventories, page 53

1. We note your response to comment 2 and have the following comments:

• You indicate that average cost is an element of the standard cost methodology that you use to value your inventories. Please tell us in significantly more detail how you determine the standard cost that you apply to your inventories and how average cost is an element of that standard cost. Also tell us in significantly more detail what you intended to convey to your investors by previously disclosing that inventories “are valued at average cost, net of reserves” as this appears to convey that your standard cost approximated average cost rather than that your standard cost was adjusted to approximate costs determined on the first-in, first-out basis. Refer to ASC 330-10-
30-12.

• You indicate that you regularly adjust the standard cost valuation of inventories to reflect actual cost, principally on a first-in, first-out basis. Please tell us in significantly more detail how you determine inventoriable variances, at what level you determine these variances, and why you believe your methodology for calculating and adjusting for these variances results in the presentation of inventories within your financial statements at cost as required by ASC 330-10-30-1, 30-9 and 30-12.
Also explain to us in detail your use of the term “principally”.

Response: As explained below in greater detail, we use a combination of average and FIFO costs to value our inventories. Raw materials are valued using average costs, while the conversion costs are valued using a standard cost approach that includes analysis, and when appropriate, capitalization of cost accounting variances into inventory to approximate the FIFO method. The combination of the two methodologies is designed to best determine inventories on a cost basis (ASC 330-10-30-1) and to best reflect periodic income (ASC 330-10-30-9). The use of more than one costing technique is identified in ASC 330-10-30-13 as an acceptable approach.

We have a standard cost for each product we manufacture that includes the expected amount of material and labor that will be consumed in the manufacturing process, and the amount of manufacturing overhead that will be allocated to the products. The standard cost for each product is originally based on engineering estimates. We also track the actual material and labor consumed for each product manufactured and, when the manufacturing process is completed, we analyze any significant differences between standard and actual consumption. Based on that analysis, we make any necessary updates to the standard cost for that product on a monthly basis (as described below) to improve the accuracy for future production. Overhead costs are allocated to inventory via a direct labor burden rate which is calculated annually, or whenever a significant change in the business or cost structure occurs. We base the overhead allocation on normal capacity, as described in ASC 330-10-30-3.

Our raw materials are valued using an average cost technique. Our principal raw materials are monofilament and carbon fibers. Given the nature of our inventories and consumption patterns, we feel that an average costing approach is the best method to approximate the actual cost of inventories. Because of the significant reported balances of raw materials, and the significant raw material component of work in process and finished goods, the use of the average cost technique is therefore an important element in our overall valuation of inventories. For that reason, our prior accounting policy disclosure discussed the use of average costs. That disclosure did not include, however, (and would be improved by the addition of) discussion of the valuation technique used for conversion costs.

The labor and overhead costs associated with the conversion of raw materials into finished goods are initially applied to inventory using a standard costing method. As described above, we review consumption variances as each product is completed. At the end of each month, we also analyze variances between actual costs incurred and costs absorbed into inventory using standard costs. These variances are divided into categories of variable cost items (such as material, labor and supplies) and fixed cost items (such as depreciation and plant overhead). Each month, we adjust inventory values to include an appropriate amount of those variances that relate to ending inventories in order to comply with ASC 330-10-30-3. Prior to adjusting inventory values for any variances, we analyze the details to determine if there are any items that should not be capitalized as described in ASC 330-10-30-7 (for example, unfavorable variances due to operating below normal capacity and unusual amounts of waste). The approach we use for conversion costs, including the capitalization of variances as appropriate, creates a first-in, first-out cost flow.

In our response dated January 17, 2017, we stated that we make adjustments to state inventories at “actual costs, principally on a first-in, first-out basis”. As described above, we value raw material inventories on an average cost basis while conversion costs use a first-in, first-out cost flow assumption. We used the word “principally” because conversion costs actually comprise more than half of total inventories.

See below the revisions to 2015 Form 10-K, page 53, that we propose to include in our Annual Report on Form 10-K for the year ended December 31, 2016. We would also expect to include similar detail in future filings with respect to future periods.

~~Inventories are stated at the lower of cost or market, with cost determined using the first-in first-out method.~~ Costs included in inventories are raw materials, labor, supplies and allocable depreciation and overhead. Raw material inventories are valued on an average cost basis, while other inventory cost elements are valued at cost, using the first-in, first out method. The Company writes down inventories for estimated obsolescence, and to lower of cost of market value based upon assumptions about future demand and market conditions. If actual demand or market conditions are less favorable than those projected by the Company, additional inventory write-downs may be required. Once established, the original cost of the inventory less the related write-down represents the new cost basis of such inventories.

Sincerely,

/s/ John B. Cozzolino

John B. Cozzolino

Chief Financial Officer and Treasurer